Exhibit G-3

                               _________________

                               The Path Ahead...
                               _________________



                                    Choices


                              Penn Fuel Gas, Inc.

                              1996 Annual Report



               [Map of Propane District Office and Gas Utility
                            Service Area Omitted]



                             Penn Fuel Gas, Inc.

                    Penn Fuel Gas, Inc. is an Oxford, Pennsylvania based holding company which through its natural gas utility subsidiaries provides services to approximately 70,900 customers located in over half the counties of Pennsylvania. Additionally, the Company engages a natural gas storage, transportation and merchandise services. Penn Fuel Gas also provides propane gas service to approximately 28,000 customers in Pennsylvania and Maryland.

                                  Highlights

                            Letter to Shareholders

                     Management's Discussion and Analysis

                         Independent Auditors' Report

                             Financial Statements

                           Summary of Financial Data

                             Operating Statistics

                              Board of Directors




                                1996 Highlights

                                                                  % Change
                                             1996        1995    1996 v. 1995
          -------------------------------------------------------------------
          Operating Revenues thousands     $113,507    $105,647        7.4

          Net Income thousands             $  7,394    $  6,077       21.7

          Net Income Applicable to         $  6,389    $  5,072       26.0
            Common Stock thousands

          Earnings per Common Share        $   8.90    $   7.07    $  26.0

          Dividends per Preferred Share    $   1.40    $   1.40         --

          Dividends per Common Share       $   2.40    $   2.00       20.0

          Total Assets thousands           $196,465    $184,277        6.6

          Stockholders' Equity per         $  93.01    $  86.51        7.5
            Common Share

          Gas Throughput -- Dekatherms       27,616      27,518        0.2
            thousands

          Number of Customers                98,907      98,256        0.7
          ----------------------------------------------------------------


                                  1993     1994     1995     1996
          --------------------------------------------------------
          Net Income              5,305    5,705    6,077    7,394
          ($ in thousands)

          Earnings Per             5.99     6.55     7.07     8.90
          Common Share ($)

          Stockholders' Equity    74.89    81.44    86.51    93.01
          Per Common Share ($)
          --------------------------------------------------------
          Graph from original converted to table format.



          [Photograph of Terry H. Hunt and Paul W. Ware omitted]



                              To Our Shareholders

          Penn Fuel Gas enjoyed a successful year in 1996 with significant improvements in earnings and return on shareholders' equity, operating efficiencies, and utility rates. The Company also assumed a leadership role in the management of its environmental responsibilities. A number of these accomplishments are highlighted below and throughout this report.

                                  HIGHLIGHTS

          (X) Penn Fuel's 1996 net income available to common shareholders was $6,389 million or $8.90 per share, a 26% increase from the $5,072 million or $7.07 reported in 1995.
          (X) In early 1996 Penn Fuel increased its common stock dividend by 20% to $2.40 per share on an annual basis. In February 1997, the Board of Directors approved an additional 20% common dividend increase to $2.88 per share on an annual basis.
          (X) Common shareholders' equity per share increased to $93.01 in 1996, a 7.5% increase from 1995. This increased equity, together with the improved net income, are indicative of increased value and financial strength of Penn Fuel.
          (X) In October 1996 the Pennsylvania Public Utility Commission approved an increase in Penn Fuel's utility subsidiary rates of $6.725 million. The full year impact of these higher rates will be reflected in 1997.
          (X) In March 1996 Penn Fuel and the Pennsylvania Department of Environmental Protection executed a Consent Agreement under which Penn Fuel will investigate and clean up, as necessary, twenty former manufactured gas plant sites. This agreement is the first of its kind among Pennsylvania gas companies and will permit the Company to responsibly manage our environmental obligations in our customers' interests.


                                THE PATH AHEAD

               We are proud of your Company's achievements and continue to be appreciative of the confidence you maintain in Penn Fuel's development. The energy industry landscape is dramatically changing, however, and we must build on the foundation of past achievements as the Company embarks on the path ahead that best serves its shareholders and customers.

               This path will be marked for the first time with Choice. Gas and electric utility customers will have the choices of energy supplier, service, and pricing.
          Choices will also be required as Penn Fuel steers through the challenges and opportunities of an increasingly deregulated energy environment.

               The Commonwealth of Pennsylvania took a national leadership role in the deregulation of the electric utility industry with the passage of unbundling legislation in 1996. Over the next several years, industrial, commercial, and residential customers alike will have the opportunity to choose their electricity supplier under terms and pricing that suits their individual needs. The responsibility for delivery of the electric power to consumers will continue to rest with electric utilities under regulated terms.

               Similar unbundling and customer choice initiatives are progressing in the natural gas business. Large volume customers have had the right, for some time, to choose their natural gas supplier. Legislation was recently introduced in Pennsylvania, however, that would fully unbundle all natural gas services, deregulate the sale of the natural gas commodity, and mandate choice of natural gas supplier for all residential and small commercial customers by the end of this decade. We welcome the prospect of customer choice and the competitive opportunity it brings. Penn Fuel is a viable and aggressive participant in the unbundled energy environment.

               We expect that the electric and natural gas industries will evolve from fully regulated to largely competitive in a transition parallel to the deregulation of banking and telecommunications. Utilities are responding to competition like participants in those industries:

               1) With a greater focus on cost cutting and efficiency measures to lower the cost of providing energy delivery and customer services;
               2) Through alliances and combinations to generate economics of scale; and,
               3) Through the creation of menus of total energy services and products.

                              --------------------------
                              1993    1994   1995   1996
           ---------------------------------------------
           Earnings Per
           Common Share($)    5.99    6.55   7.07   8.90
           ---------------------------------------------
           Graph from original converted to table format.


                             PENN FUEL INITIATIVES

               As we explore business opportunities available in a deregulated energy environment, Penn Fuel must retain its focus on the critical success factors in our primary businesses -- customer relations; efficient and cost effective operations; and appropriate recovery of costs through rates.

               Penn Fuel has earned a solid reputation for providing reliable service that is community and customer oriented. Your Company works hard to maintain those good relations -- regardless of customer size -- and expects that these close connections will be an asset in an expanded energy service market.

               In an increasingly competitive environment, Penn Fuel continues to manage business costs, looking for efficiencies without jeopardizing the service reliability our customers expect. Expanded training programs are enhancing the skills of our operating and service personnel and providing more flexibility for operations support. We are also seeking further improvements in the Company's award winning safety program and accident prevention records.

               We expect to continue growing Penn Fuel's earnings through a combination of rates improvements, operating efficiencies, and expansion. While price competition is new to the utility industry, Penn Fuel is already experienced because of its unregulated propane business.

               We look forward to the new competitive arena of customer choice with the confidence that we have the people and capabilities to be an effective market participant.

               Marketing of additional natural gas and propane applications to existing Penn Fuel customers and an aggressive program of customer expansion are integral parts of a marketing strategy for the Company. We are also dramatically expanding our trade ally relationships with local contractors and other energy companies to build a network of service and sales capabilities and to foster customer growth.

               The transition to a full customer choice environment will introduce a new set of challenges for Penn Fuel to develop enhanced customer services and billing systems, and to optimize the Company's gas supply and pipeline capacities needed for the new utility business environment. Penn Fuel has an outstanding team of gas supply professionals to facilitate this transition and to develop opportunities for adding value from the Company's gas storage capabilities.

               Finally, as we evaluate choices for business expansion, we will be assessing opportunities for alliances or other relationships that can expand energy service offerings for our customers and provide additional growth. We fully understand that Penn Fuel, itself, has finite capabilities for developing a full service energy presence. Our challenge will be to focus on areas where we can bring key success ingredients from our own expertise and select partners who bring complimentary abilities.

               We look forward to the new competitive arena of customer choice with the confidence that we have the people and capabilities to be an effective market participant. The directors, management, and employees of Penn Fuel appreciate your continued support of your Company's successful growth.

          Paul W. Ware       Terry H. Hunt
          Chairman           President and Chief Executive Officer



                     Management's Discussion and Analysis

                             RESULTS OF OPERATIONS

               Net income and earnings per common share were $6,389,000 and $8.90, respectively, for 1996 compared to $5,072,000 and $7.07 for 1995. Net income for 1995 includes $378,000, equivalent to $.53 per common share from the cumulative effect, net of tax, on prior years of a change in accounting principle.

               The increase in net income is the result of several factors. Gross utility margin, defined as operating revenues less cost of gas increased $4,406,000 (8.8%) in 1996. The full benefit of a rate increase approved by the Pennsylvania Public Utility Commission (PUC) in 1995 is included in 1996 revenues as is part of the benefit of a rate increase approved in October 1996. Utility throughput in 1996 was almost the same as in 1995 as deliveries to sales customers increased 492,000 Dth (3.6%), and throughput to transportation customers decreased 405,000 Dth (3.1%). Sales to Liquefied Petroleum (LP) customers were almost the same at 841,000 Dth in 1996 compared to 830,000 Dth in 1995. The gross margin on LP sales increased $240,000 (3.6%) in 1996. Degree days in 1996 were 2.7% above normal while degree days in 1995 were 2.3% below normal. Also included in 1996 net income is $868,000 ($1.21 per share) representing the current tax benefits of a change in tax accounting method approved by the Internal Revenue Service during the year and $115,000 ($.16 per share) from the sale of real estate no longer used in operations. 1995 net income included $567,000 ($.79 per share) from the sale of assets by a subsidiary that accounted for all the Company's LP and merchandise sales in Delaware.

               Operating revenues increased $7,860,000 to
          $113,507,000 in 1996. Utility operations accounted for $6,706,000 of the increase. Several factors, including the impact of rate case proceedings settled in 1996 and 1995, higher sales volumes and the recovery of purchased gas costs that were higher in 1996 than 1995 contributed to the increase in revenues. 1996 utility operating revenues include the increase in rates approved in September 1995 by the PUC. The rates were designed to provide $2,247,000 of additional annual revenues. Also included in 1996 utility operating revenues is a partial year's benefit of a rate increase approved by the PUC in October 1996. The new rates were designed to provide $6,725,000 of increased annual revenues.

               Utility throughput in 1996 was virtually the same as in 1995: 26,775,000 Dth versus 26,688,000 Dth. However, there was a change in the mix of sales and transportation volumes which has an effect on operating revenues. Rates charged to sales customers include a component to recover the cost of gas purchased by the Company for resale to its customers. Rates charged for transportation service do not include an amount to recover the cost of gas delivered because the transportation customer has purchased the commodity from a supplier other than the Company. The gross margin the Company earns on sales and transportation service is generally the same for the same type of customer, but the operating revenue generated by the two services will differ even if the volume is the same because the recovery of gas costs is included in rates charged to sales customers.

               LP operating revenues increased $1,285,000 in 1996 while sales on a Dth basis remained essentially unchanged: 841,000 Dth in 1996 and 830,000 Dth in 1995.
          In 1996 the Company was able to recover higher product costs through increased selling prices and improve its gross margin by $240,000 (3.6%).

               Other operating, administrative and general and maintenance expenses increased $1,146,000 (3.5%)in 1996. During the year the Company began a program to inspect the condition of a major transmission line that is part of its pipeline system. The program will continue into 1997. To date, no significant anomalies have been identified through the program. The cost of the program and resulting repairs have been charged to expense in 1996. Legal expense was higher in 1996 primarily because of the costs incurred to oppose an application by another Company with the Federal Energy Regulatory Commission to develop salt dome storage in the same area as the Company's existing underground storage facilities. Other factors contributing to the increase in expense are higher payroll costs and uncollectible accounts expense.

               Expense reductions in 1996 included a $343,000 pension expense credit. The credit resulted from discontinuing an investment contract with an insurance company, funding outstanding guaranteed annuities under the contract and placing the balance of the assets from the contract with an investment manager. Also in 1996 the Company implemented a new purchasing and inventory control system. As part of the implementation of the new system, the Company expanded its definition of inventoriable items, redesigned its part numbers and took a physical inventory. The cost of items included in the physical inventory net of reserves for loss contingencies resulted in a $141,000 reduction in 1996 expense.

               Depreciation and amortization expense increased
          $705,000 (12.7%) in 1996. Higher amortization of capitalized environmental costs accounted for $283,000 of the increase. Depreciation of investment in property, plant and equipment increased $422,000 in 1996.

               Current and deferred income tax expense in 1996 include the impact of a change in tax accounting method for cost of removal. In 1996 the Company received approval from the Internal Revenue Service (IRS) to deduct cost of removal from taxable income beginning with the 1994 tax year. The approval applied to the deduction of applicable costs incurred in 1994 and subsequent years and to costs incurred by the Company prior to 1994 (accumulated costs). The accumulated costs are deductible pro rate over a six year period also beginning with the 1994 tax year. Approval to begin deducting costs of removal created timing differences or current tax benefits depending on the vintage of the assets the costs related to, and the principles followed for recognizing differences between book and tax at the time. The combination of deferred taxes and current tax benefits recognized in 1996 as a result of the approval to deduct cost of removal reduced the year's tax expense $868,000.

               Interest expense for 1996 was $369,000 (7.8%) lower compared to 1995 expense. Lower interest costs resulting from reductions in long-term debt through required and optional prepayments more than offset interest incurred through higher levels of borrowings under the Company's lines of credit. In addition, interest costs related to the over collection of purchased gas and transition costs were lower in 1996 because these amounts were refunded to customers during the year. A decrease in interest income from temporary cash investments was approximately offset by the amount of interest received from the settlement of prior years income tax issues.

               Other expense (income) in 1996 includes $193,000 of pre-tax gain on the sale of real estate. In 1995 certain assets of an LP subsidiary located in Delaware were sold and a pre-tax gain of $945,000 was recognized as other income. The real estate sold in 1996 was previously used in the Delaware LP business.

                        LIQUIDITY AND CAPITAL RESOURCES

               The Company's natural gas and LP business are both seasonal in nature and weather sensitive. The heating season of November through March is the Company's highest period of cash flow. However, cash requirements for capital expenditures and the acquisition of gas for storage are highest during the spring and fall of the year. Bank lines of credit are used to meet the Company's seasonal working capital requirements and as a source of under for its capital investment program. Periodically the Company refinances capital investments funded through its lines of credit by issuing long-term debt. At December 31, 1996 and December 31, 1995 the Company had outstanding line of credit borrowings of $7,500,000 and $500,000 respectively. The Company expects to negotiate bank lines of credit in 1997 at levels appropriate to meet its requirements. In 1996 the Company and its subsidiaries have unsecured committed and uncommitted bank lines of credit that in aggregate total $12,000,000 and $24,000,000 respectively.

               In the first quarter of 1995, the Company reinstated a common dividend to its stockholders at the annual rate of $2.00 per share. The annual rate of the common dividend was increased to $2.40 on February 27, 1996 and to $2.88 on March 7, 1997.

               The Company's 1997 capital improvement and environmental budgets total $13,343,000. In 1996 capital and environmental expenditures amounted to $14,109,000. In 1995 the Company acquired undeveloped acreage with the intent of constructing a new office building for the Company's management and administrative functions. The new office building project has not been included in the Company's 1997 capital budget pending finalization of plans and permitting.

               Gas inventory is primarily natural gas (storage gas) but also includes smaller amounts of LP. Natural gas in storage is generally purchased during the warmer months of the year and held either in facilities owned by the Company or by interstate pipelines for withdrawal during the heating season. At December 31, 1996 the Company had 3,305,000 Dth of natural gas in inventory and 60,000 Dth of LP. At December 31, 1995 natural gas inventory totaled 2,614,000 Dth and LP totaled 52,000 Dth. The Company's projections show an increase in storage at December 31, 1997 of up to 500,000 Dth. The increase in storage is part of a study to determine the level of additional storage space that may be developed in one of the Company's storage fields.

                              REGULATORY MATTERS

               Order 636 issued by the Federal Energy Regulatory Commission (FERC) in 1992 substantially changed the regulations governing the operations and services provided by interstate pipeline companies. The Order requires the interstate pipelines to separately charge for services such as storage and transportation, which were historically bundled as part of the traditional merchant gas sales service they offered. The regulated services available from interstate pipelines no longer include the aggregation of gas supplies from producers. Instead, the Company is responsible for securing its gas supply requirements through negotiated, unregulated transactions.

               The interstate pipelines interconnected with the Company's system implemented Order 636 in 1993. All of the Company's pipeline suppliers have implemented plans approved by the FERC to recover from their customers, including the Company, 100% of transition costs prudently incurred in complying with Order 636. The amount and duration of transition costs is different for each supplier. The Company has received authorization from the PUC to recover all transition costs billed by the pipelines.

               A $5,712,000 refund to its customers was included in the Company's annual purchased gas cost filing submitted to the PUC on August 31, 1995. Included in the refund was approximately $2,600,000 deferred in 1994 plus interest. The PUC granted the Company authorization to refund the amount as a lump-sum bill credit during December 1995. The balance of $2,969,000 was included as a refund in rates charged to customers during the period November 1, 1995 through November 30, 1996.

               Revised rates for the recovery of the Company's purchased gas costs were approved by the PUC effective December 1, 1996. The Company and the parties who participated in purchased gas cost proceedings agreed that $895,000 of cost for pipeline capacity that the Company would not need to meet its firm sales requirements during the next three winters (stranded costs) could be claimed through rates established under a different docket. The Company's filing in support of the recovery of these stranded costs has been suspended by the PUC until July 1, 1997 in order to consider the formal complaints filed by various parties. The Company is recording the pipeline capacity costs as liability and an offsetting regulatory asset representing the expected recovery of these costs from its customers.

               On January 27, 1995, the Company filed a rate increase request with the PUC seeking an increase in annual revenues of $5,022,000. The filing covered approximately half of the Company's utility customers.
          On September 27, 1995, the PUC adopted an order authorizing an increase in annual operating revenues of $2,247,000 effective on one day's notice for service rendered after September 27, 1995. The annual increase includes an allowance for the recovery of the cost of postretirement benefits other than pensions (PBOPs) calculated in accordance with FAS 106, including recovery and amortization over five years of such costs deferred from January 1, 1995 to September 27, 1995. The Pennsylvania Office of Consumer Advocate appealed the PUC's decision allowing recovery of the deferred costs. The amount at issue is $435,000. On February 7, 1997, the Commonwealth Court ordered the appeal to be reargued before the entire court. In the opinion of management the decision of the court will not have a material adverse effect on the Company.

               On February 27, 1996, the Company's two wholly owned public utility subsidiaries filed a request with the PUC for an increase in annual revenues of $10,955,000 and authorization to consolidate the tariffs of the two subsidiaries into one tariff and one set of rates. In October 1996, final approval of a settlement resolving the issues was received from the PUC. Under the settlement, the Companies were permitted to consolidate their tariffs and increase their rates to produce additional annual operating revenues of $6,725,000.

               Gas supply cost, including contracts with pipelines for delivery service (capacity cost), storage service and the cost of natural gas purchased for sale and delivery to customers is the Company's largest cost. The Company's tariffs provide for the recovery of these costs subject to regulatory review and approval. Rates to recover gas supply costs are based on projections of the volume of gas the Company will purchase; the cost of these purchases and the amount of gas its sales customers will use. Deviations between such projections and actual experience cause over or under recovery of the costs from customers which are adjusted in the Company's filings with the PUC and either refunded or collected. At December 31, 1996 the Company's rates for the recovery of gas costs plus its rates authorized to recover pipeline transition costs resulted in undercollection from customers of $370,000. At December 31, 1995 the Company overcollected gas and transition costs in the amount of $3,080,000 which as been paid back to the customers with interest.

                         COMMITMENTS AND CONTINGENCIES

               The Company has accrued environmental costs at December 31, 1996 amounting to $15,728,000 and recorded a regulatory asset of $15,115,000. At December 31, 1996, $613,000 of the amount accrued has been charged to expense to provide for the minimum range of environmental costs related to non-utility sites. The Company has also accrued $4,038,000 at December 31, 1996 to recognize the estimated cost of plugging 366 producing and non-producing gas wells.

               The Company and its subsidiaries are present or past owners of approximately twenty-six (26) properties on which manufactured gas plants (MGP) were located. In October 1993, the Company and the Pennsylvania Department of Environmental Protection (PADEP) signed a Consent Order and Agreement (COA) for the environmental assessment of twenty (20) of the Company's twenty-one
          (21) MGP sites located in Pennsylvania, which at the time were under the Company's control. (The one such Pennsylvania MGP site not covered by the COA was the Brodhead Creek Superfund Site which is the subject of separate agreements with the United States Environmental Protection Agency (USEPA).

               On March 27, 1996, the Company, North Penn Gas Company (North Penn), a wholly owned subsidiary of the Company, and PADEP signed a new COA (1996 COA). The agreement, except for certain provisions which have been incorporated by reference, supersedes the 1993 COA. The 1996 COA provides that from 1996 through the year 2011 the Company will perform a minimum amount of work per year to investigate, and where necessary, clean-up twenty
          (20) MGP sites and that North Penn will plug all of its non-producing wells. The 1996 COA has a term of fifteen
          (15) years, but may be terminated by either party after five (5) years.

               Progress on the investigation, clean-up and well plugging activities covered by the 1996 COA will be measured through a point system, which is based on addressing the highest risks earlier in the process. In any year in which the Company's and North Penn's environmental costs defined by the 1996 COA exceed $1,750,000 (Environmental Cost Cap), the Company will not be required to achieve the minimum required points except that North Penn must meet the well plugging schedule set forth in the agreement regardless of whether the minimum required points or the Environmental Cost Cap are reached. The point system gives the Company and North Penn some flexibility in determining the activities to be undertaken in a given year; however, the 1996 COA does not relieve or limit the Company's or North Penn's obligation to comply with applicable statutes or regulations. The Company and North Penn satisfied the 1996 COA's minimum point requirement during 1996 and PADEP has approved the Company's 1997 annual plan.

               North Penn's estimate of the cost to plug the wells covered by the 1996 COA is $4,038,000. After recognizing North Penn's estimated well plugging cost, the Company allocated the balance of the Environmental Cost Cap to MGP site activities for the purposes of estimating the related total commitment under the 1996 COA. The estimated present value of the portion of the Environmental Cost Cap allocated to MGP site activities plus oversight cost reimbursements owed to PADEP during the term of the agreement is $15,728,000 at December 31, 1996 and $16,333,000 at December 31, 1995. The estimated present value was determined based upon interest rates for United States Treasury obligations with maturities that coincide with the term of the 1996 COA.

               The Company has adopted the present value of its estimated total Environmental Cost Cap under the 1996 COA as the low end of the range of costs that may be incurred in connection with MGP site activities. A liability of $15,728,000 and an associated regulatory asset of $15,115,000 have been recorded at December 31, 1996. A liability of $16,333,000 and an associated regulatory asset of $15,891,000 were recorded at December 31, 1995. The Company's actual costs will depend on a number of factors including actual site conditions determined through the site assessment process, changing technology, government statutes and regulations, success in pursuing claims against and finalizing cost sharing arrangements with other potentially responsible parties and recoveries from insurers. At December 31, 1996, the Company estimated a range of environmental liability for the MGP sites of $9,517,000 to $38,702,000. At December 31, 1995 the estimated range was $11,300,000 to $48,300,000.

               In September 1994, the Company initiated a suit against some of its insurers seeking defense and/or indemnification from the insurers against claims involving former MGP sites. The insurers have answered the Company's complaint, the parties have exchanged documents and have entered the discovery phase.

               Localized minor amounts of petroleum hydrocarbon impacted soils have been identified in the process of removing and abandoning equipment at a former compressor station site. The removal and abandonment project was undertaken in accordance with a plan approved by state and federal environmental agencies. A plan to remediate the impacted soil is scheduled to be developed and implemented in 1997. With respect to the Brodhead Creek Superfund Site, the USEPA has concluded removal of groundwater contamination is technically impracticable and that certain wells should be periodically monitored and pumped unless and until new technology becomes available. The costs incurred by the Company for work related to the impacted soils and Brodhead Creek will be counted against the Environmental Cost Cap included in the 1996 COA.

               The Company has received authorization from the PUC to capitalize environmental and clean-up expenditures and well plugging costs for accounting and ratemaking purposes and to amortize such expenditures over five (5) years. The Company expects the PUC will continue to authorize the recovery of such expenditures associated with MGP sites previously or currently owned by its utility subsidiaries and the costs of plugging wells through the rates the Company charges for its services.

               Accruals sufficient to provide for the minimum range of costs associated with non-utility sites have been charged to expense. At December 31, 1996 the amount accrued was $613,000 compared to $442,000 at December 31, 1995. Additional investigation and remediation may be required at the sites in the future; however, the scope of these activities cannot be determined and therefore any related cost has not been accrued.

                      GAS UTILITY INDUSTRY RESTRUCTURING

               The restructuring of the natural gas industry to date has largely effected those aspects of the business regulated at the national or interstate level by the FERC. The Natural Gas Policy Act was passed in 1978 and started the gradual decontrol of natural gas prices at the wellhead. Subsequent orders issued by the FERC resulted in open access to pipeline transportation, resolution of take-or-pay liabilities and finally the unbundling of merchant gas sales service from other interstate pipeline services such as storage and transportation. All of these FERC initiatives have had significant effects on the operations of local distribution companies (LDC), such as the Company's utility subsidiaries.

               Most of the Company's large industrial and commercial customers now purchase their natural gas from a supplier other than the Company and utilize the Company's pipelines to deliver the gas to their facilities. The rate for this delivery or transportation service has been unbundled from the rate the Company charges for the cost of the gas. In situations where the customer is in a position to exercise its ability to build a connection to an interstate pipeline and bypass use of the Company's facilities, the Company has negotiated competitive rates.

               Legislation has recently been introduced in Pennsylvania that, among other things, provides gas supply choice to all gas customers, not just those that use large volumes of the commodity, after April 1, 1999. Under the proposed legislation LDCs will be required to file a restructuring proposal with the PUC by December 31, 1997. Certain aspects of the proposed legislation may change as the result of hearings to be held by the legislature, but it is expected that some measure of customer choice will be provided to all users of natural gas in Pennsylvania. Legislation providing customer choice to users of electricity was enacted in Pennsylvania in December 1996. As proposed, the restructuring plan is to include unbundled rates for gas distribution (transportation) and supply a proposal to physically, operationally and legally separate the gas supply merchant function from the distribution function and a proposed supplier of last resort mechanism. Under current regulations the Company does not earn a profit from the gas supply merchant function. The return on investment or profit is part of the rate the Company charges for delivering the gas and providing other services. The proposed legislation would continue to have the transportation and distribution of natural gas regulated by the PUC.



                      _________________________________

                         Independent Auditors' Report
                      _________________________________

                 THE BOARD OF DIRECTORS, PENN FUEL GAS, INC.:

               We have audited the accompanying consolidated balance sheets of Penn Fuel Gas, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn Fuel Gas, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

               As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of recognizing revenues from sales of natural gas to residential and small commercial customers. As discussed in Note 5 to the consolidated financial statements, in 1995 the Company changed its method of accounting for postretirement benefits other than pensions to adopt the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

          KPMG Peat Marwick LLP
          April 4, 1997




                           CONSOLIDATED BALANCE SHEETS


          (in thousands)                           Dec. 31,     Dec. 31,
                                                     1996         1995
          --------------------------------------------------------------
          Assets
          Property, plant, and equipment:
            Gas utility plant:
              Natural gas production and
                gathering                          $  2,401    $  2,464
              Storage                                 5,008       5,000
              Transmission                           33,221      32,310
              Distribution                          117,082     108,823
              General and other                      10,615       9,156
          --------------------------------------------------------------
                                                    168,327     157,753

          Liquefied petroleum gas property           10,454      10,146
          --------------------------------------------------------------
                                                    178,781     167,899
          Less accumulated depreciation,
            depletion, and amortization              42,830      40,638
          --------------------------------------------------------------
                                                    135,951     127,261

          Gas stored underground -- noncurrent        5,341       5,341
          --------------------------------------------------------------
                                                    141,292     132,602
          --------------------------------------------------------------
          Current assets:
            Cash and cash equivalents                 2,513       5,357
            Receivables, less allowance for
              doubtful accounts of $988 in
              1996 and $920 in 1995                  13,802      12,131
            Inventories:
              Gas                                     6,179       3,924
              Merchandise, material, and
                 supplies                             3,706       2,828
            Unrecovered gas and transition
              costs                                     370          --
            Prepayments and other                     1,379       1,627
            Deferred income taxes                     1,322       1,570
          --------------------------------------------------------------
                                                     29,271      27,437
          --------------------------------------------------------------
          Deferred debits:
            Environmental costs                      15,115      15,891
            Well plugging and abandonment costs       4,038       4,191
            Other                                     6,749       4,156
          --------------------------------------------------------------
                                                     25,902      24,238
          --------------------------------------------------------------
                                                   $196,465    $184,277
          --------------------------------------------------------------
          See accompanying notes to consolidated financial statements.




                                CONSOLIDATED BALANCE SHEETS


          (in thousands)                            Dec. 31,    Dec. 31,
                                                      1996        1995
          --------------------------------------------------------------
          Capitalization and Liabilities
          Capitalization:
            Stockholders' equity:
               Common, $1 par value; authorized
                  2,000,000 shares, issued and
                  outstanding 717,583 shares in
                  1996 and 1995                    $    718     $   718
               Preferred, no par value;
                  authorized 500,000 shares,
                  issued none                            --          --
               Additional paid-in capital               714         714
               Retained earnings                     65,313      60,646
          --------------------------------------------------------------
                                                     66,745      62,078

          Redeemable preferred stock:
            $1.40 cumulative preferred stock;
              authorized 2,000,000 shares,
              issued and outstanding 717,583
              shares in 1996 and 1995                10,764      10,764
            Long-term debt, less amounts
              payable within one year                51,694      55,644
          --------------------------------------------------------------
                                                    129,203     128,486
          --------------------------------------------------------------
          Current liabilities:
            Notes payable                             7,500         500
            Long-term debt payable within
              one year                                2,939       3,068
            Accounts payable                         11,346       8,167
            Overrecovered gas and transition
              costs                                      --       3,080
            Accrued environmental costs               1,811       1,815
            Other current and accrued
              liabilities                             4,554       3,852
          --------------------------------------------------------------
                                                     28,150      20,482
          --------------------------------------------------------------
          Deferred credits:
            Unamortized investment tax credits        1,990       2,067
            Unamortized excess of equity
              value of subsidiary at
              acquisition over cost                     537         642
            Deferred income taxes                    17,530      12,883
            Accrued environmental costs              14,163      14,768
            Accrued well plugging and
              abandonment costs                       3,792       3,941
            Other                                     1,100       1,008
          --------------------------------------------------------------
                                                     39,112      35,309
          --------------------------------------------------------------
                                                   $196,465    $184,277
          --------------------------------------------------------------
          See accompanying notes to consolidated financial statements.




                     CONSOLIDATED STATEMENT OF INCOME

          (in thousands, expect per share          Dec. 31,     Dec. 31,
             information)                            1996         1995
          --------------------------------------------------------------
          Operating revenue:
            Utility revenue                        $ 99,793    $ 93,087
            Liquefied petroleum gas revenue          12,294      11,009
            Merchandise sales                         1,420       1,551
          --------------------------------------------------------------
                                                    113,507     105,647
          --------------------------------------------------------------
          Operating revenue deductions:
            Cost of gas, utility                     45,378      43,078
            Cost of liquefied petroleum gas           5,323       4,278
            Cost of sales, merchandise                1,192       1,319
            Operating, administrative, and
              general expenses                       30,274      29,235
            Maintenance                               3,238       3,131
            Depreciation and amortization             6,246       5,541
            Taxes, other than income                  6,788       6,514
            Income taxes                              3,741       3,223
          --------------------------------------------------------------
                                                    102,180      96,319
          --------------------------------------------------------------
          Operating income                           11,327       9,328
          --------------------------------------------------------------
          Other expense (income):
            Interest                                  4,362       4,731
            Other                                      (429)     (1,102)
          --------------------------------------------------------------
                                                      3,933       3,629
          --------------------------------------------------------------
          Income before cumulative effect of
            a change in accounting principle          7,394       5,699
          Cumulative effect on prior years
            (to December 31, 1994) of change
            to record unbilled revenue, net
            of tax                                       --         378
          --------------------------------------------------------------
          Net income                                  7,394       6,077
          Dividend requirement on redeeemable
            preferred stock                          (1,005)     (1,005)
          --------------------------------------------------------------
          Net income applicable to common stock    $  6,389    $  5,072
          --------------------------------------------------------------
          Income before cumulative effect of
            a change in accounting principl        $   8.90    $   6.54
          Cumulative effect on prior years
            (to December 31, 1994) of change
            to record unbilled revenue, net
            of tax                                       --        0.53
          --------------------------------------------------------------
          Net income applicable to common stock    $   8.90    $   7.07
          --------------------------------------------------------------
          See accompanying notes to consolidated financial statements.




                 CONSOLIDATED STATEMENT OF RETAIN INCOME


          (in thousands, expect per share           Dec. 31,    Dec. 31,
            information)                              1996        1995
          --------------------------------------------------------------
          Balance at beginning of year             $ 60,646    $ 57,009

          Net income                                  7,394       6,077

          Dividends
            Redeemable preferred stock
              ($1.40 in 1996 and 1995)               (1,005)     (1,005)
            Common stock ($2.40 in 1996
              and $2.00 in 1995)                     (1,722)     (1,435)
          --------------------------------------------------------------
          Balance at end of year                   $ 65,313    $ 60,646
          --------------------------------------------------------------



                     CONSOLIDATED STATEMENT OF CASH FLOWS


          (in thousands)                            Dec. 31,    Dec. 31,
                                                      1996        1995
          --------------------------------------------------------------
          Cash flows from operating activities:
            Net income                             $  7,394    $  6,077
          --------------------------------------------------------------
          Adjustments to reconcile net income
            to net cash provided by operating
            activities:
              Depreciation and amortization           6,246       5,541
              Amortization of extraordinary
                property loss                            38         231
              Deferred taxes and investment
                tax credits                           3,874       1,701
              Gain on sale of liquefied
                petroleum gas property                 (193)       (945)
              Changes in assets and liabilities:
                Increase in accounts receivable      (1,671)       (671)
                (Increase) decrease in gas
                  inventory                          (2,255)      3,722
                Decrease in overrecovered gas
                  and transition costs, net          (3,450)     (1,501)
                Increase in other inventories          (878)       (353)
                Increase (decrease) in
                  accounts payable and accrued
                  liabilities                         3,881      (1,342)
                Decrease in other assets/
                  liabilities, net                   (1,175)        (89)
          --------------------------------------------------------------
                Total adjustments                     4,417       6,294
          --------------------------------------------------------------
          Net cash provided by operating
            activities                               11,811      12,371
          --------------------------------------------------------------
          Cash flows from investing activities:
            Capital expenditures                    (12,561)    (13,403)
            Proceeds on the sale of liquefied
              petroleum gas assets                      226       1,379
            Other                                    (2,514)     (2,380)
          --------------------------------------------------------------
          Net cash used in investing activities     (14,849)    (14,404)
          --------------------------------------------------------------
          Cash flows from financing activities:
            Principal payments on long-term debt     (4,079)     (2,458)
            Net increase in notes payable             7,000        500
            Dividends paid:
              Preferred                              (1,005)     (1,005)
              Common                                 (1,722)     (1,435)
          --------------------------------------------------------------
          Net cash provided by (used in)
            financing activities                        194      (4,398)
          --------------------------------------------------------------
          Net decrease in cash and cash
            equivalents                              (2,844)     (6,431)

          Cash and cash equivalents at
            beginning of year                         5,357      11,788
          --------------------------------------------------------------
          Cash and cash equivalents at end
            of year                                $  2,513    $  5,357
          --------------------------------------------------------------
          Supplementary disclosures of cash
          flow information
            Cash paid for the year for:
              Interest                             $  4,913    $  5,326
              Income taxes                            1,556       3,178
          --------------------------------------------------------------
          See accompanying notes to consolidated financial statements.




                  Notes to Consolidated Financial Statements

                      (1)  DESCRIPTION OF BUSINESS AND
                   SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

                           DESCRIPTION OF BUSINESS

             Penn Fuel Gas, Inc. (the Company) is an exempt public utility holding company whose utility subsidiaries provide natural gas distribution, transmission and storage service from facilities in Pennsylvania. In addition, the Company provides gas distribution service to a small number of customers in Maryland. The Company also sells liquefied petroleum (LP) gas and merchandise in Pennsylvania and Maryland. In August 1995, the Company sold its LP operations in Delaware. (See Liquefied Petroleum Gas Property).

                         PRINCIPLES OF CONSOLIDATION

             The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All material intercompany accounts have been eliminated.

             The Company's utility subsidiaries maintain their accounting records in conformity with the uniform system of accounts prescribed by the Federal Energy Regulatory Commission (FERC), Pennsylvania Public Utility Commission
          (PUC) and the Maryland Public Service Commission. Significant accounting practices are summarized below.

                        PROPERTY, PLANT, AND EQUIPMENT

             Utility Plant.  Utility plant is carried at cost.
          Depreciation is computed using the straight-line method. Based on average utility plant, the composite straight-line rates for 1996 and 1995 were 2.8% and 3.0%, respectively.

             For utility property, expenditures for replacements and renewals considered to be units of property are charged to utility plant accounts at cost. Expenditures for maintenance, repairs, renewals and replacements determined to be less than units of property are charged to maintenance. At the time utility properties are retired, replaced, or otherwise disposed of, accumulated depreciation, depletion, and amortization is charged with the cost of the properties plus the costs incurred in retiring, replacing or disposing of the property. As discussed in Note 7, the Company has accrued the estimated costs of removal related to 366 producing and nonproducing gas wells.

             Gas stored underground - noncurrent represents the cost of the estimated volume of gas required to maintain pressures in the underground storage fields at levels sufficient to meet the service requirements of the Company's customers on a peak day.

             Liquefied Petroleum Gas Property. Liquefied petroleum gas property is carried at cost. Depreciation is computed using the straight-line method. Based on average LP plant, the composite straight-line rate for 1996 and 1995 was 3.2%. Expenditures for maintenance, repairs, renewals, and replacements determined to be less than units of property are charged to maintenance. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

             On August 28, 1995, Gas-Oil Products, Inc. of Delaware
          (GOP), a wholly owned subsidiary of the Company, which accounted for all of the Company's business in Delaware, sold certain of its assets including tanks, inventory, motor vehicles and accounts receivable. On a consolidated basis, GOP's operations accounted for approximately 9% of the Company's LP volume and approximately 2% of the Company's merchandise sales. The selling price of the assets was received in cash and resulted in a gain before income tax of $945,000, which is reported as other income. In 1996 the real estate previously used in the operation was sold and resulted in a gain before income tax of $193,000, which is reported as other income.

                          OPERATING UTILITY REVENUES

             Residential and small commercial customer's meters are read on a cycle basis throughout each month. Revenues from sales and transportation services are recorded based on meters read. Generally, large commercial and industrial and resale customers' meters are read on the last day of each month. Revenues from storage service are also recorded monthly.

                        CHANGE IN ACCOUNTING PRINCIPLE

             Effective January 1, 1995, one utility subsidiary changed its method of recognizing revenue from sales of natural gas to residential and small commercial customers. Previously, revenues from these customers were recognized when he accounts were billed. Revenues related to gas delivered after billing and before the end of a month were recognized in the following month. In 1995, the subsidiary began accruing estimated revenues from gas service provided but not billed consistent with the industry practice which more closely matches revenues with the period in which service is provided and related expenses are incurred. The cumulative effect of the change at December 31, 1994 was to increase net income $378,000, net of income taxes. The change had the effect of increasing 1995 net income (excluding the beginning of the year cumulative effect of $378,000) by $156,000.

                                 INVENTORIES

             Inventories of materials, supplies, and appliances are recorded partly on average cost and partly at the lower of cost, determined by the first-in, first-out method, or market.

             Gas inventories of one subsidiary are recorded on the last-in, first-out (LIFO) method. The gas inventories of all other utility subsidiaries are valued at average cost.

             Gas stored underground - noncurrent represents the cost of the estimated volume of gas required to maintain pressures in the underground storage fields at levels sufficient to meet the service requirements of the Company's customers on a peak day.

                               DEFERRED DEBITS

             Environmental costs are regulatory assets established in conjunction with recognition in the financial statements of environmental liabilities. Where such liabilities are not recovered from other responsible parties through cost recovery litigation or insurance claims, the Company expects to continue to recover environmental costs associated with utility sites through PUC approved rates charged for its services.

             Well plugging and abandonment costs are regulatory assets established in conjunction with recognition in the financial statements of the cost to plug and abandon wells in accordance with current regulations. Such costs have historically been recovered through the ratemaking process.

             Other deferred debits are amortized on the straight-line method over an appropriate number of years determined in regulatory proceedings.

                     UNRECOVERED/OVERRECOVERED GAS COSTS

             Unrecovered/overrecovered gas costs represent net changes in gas costs which will either be collected from or paid to customers by fuel cost adjustments in the future. Amounts to be collected or paid over a subsequent period are classified as current in the financial statements.

                            DEFERRED INCOME TAXES

             The Company provides deferred income taxes on timing differences between book and tax income based on policies and decision established in regulatory proceedings. The principal timing differences are depreciation, deferred gas costs and environmental costs. In 1996 the Company received approval from the Internal Revenue Service to change its tax accounting method for cost of removal. Deferred taxes have been recognized in 1996 for certain timing differences related to the change in method. The tax effects of timing differences resulted in deferred tax assets of $4,039,000 and deferred tax liabilities of $20,247,000 at December 31, 1996. Deferred tax assets and deferred tax liabilities were $4,330,000 and $15,643,000, respectively, at December 31, 1995.

                            INVESTMENT TAX CREDITS

             Deferred investment tax credits are amortized to income on the straight-line method over the estimated useful lives of the related property.

                               CASH EQUIVALENTS

             For the purpose of reporting cash flows, highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

                                  ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                          EARNINGS PER COMMON SHARE

             Earnings per common share were calculated based on net income less preferred stock dividend requirements divided by the weighted average number of common shares outstanding during the period.

               EXCESS OF EQUITY VALUE OVER COST OF ACQUISITION

             The excess of the equity value over the cost of acquisition, arising from the acquisition of North Penn
          Gas Company in 1977, is being amortized on the straight-line method over twenty-five (25) years.

                                   (2) DEBT

             At December 31, 1996, the company and its subsidiaries have committed bank lines of credit that is aggregate total $12,000,000, and uncommitted bank lines of credit that in aggregate total $24,000,000. At December 31, 1995 the amount of the lines was $8,000,000 and $24,000,000, respectively. The credit lines, which are unsecured, are reviewed annually. The Company expects to negotiate bank lines of credit in 1997 at levels appropriate to meet its requirements.

             During 1996 and 1995 the maximum amount borrowed under the lines of credit at any month end was $7,500,000 and $500,000, respectively. Average monthly borrowings ranged from zero to $6,874,000 in 1996 and from zero to $500,000 in 1995. The weighted average interest rate on borrowings under the lines of credit at December 31, 1996 and 1995 was 6.89% and 6.70% respectively.

             Long-term debt at December 31, 1996 and 1995, less amounts payable in one year, consisted of the following
          (in thousands):

                          Annual              Due
                       Installments           Date      1996       1995
          --------------------------------------------------------------
           Notes
           payable:
             9.20%     $1,500                 2001    $ 3,000    $ 4,500

             9.59%     750                    2005      5,250      6,750
                       (commencing 1996)

             9.64%     375                    2010      6,375      7,125
                       (commencing 1996)

             8.70%     833                    2023     10,000     10,000
                       (commencing 2011)

             7.51%     1,818                  2014     20,000     20,000
                       (commencing 2004)

             6.70%     1,400                  2003      7,000      7,000
                       (commencing 1999)
          --------------------------------------------------------------
                                                       51,625     55,375
                       Capital leases                      69        269
          --------------------------------------------------------------
                                                      $51,694    $55,644
          --------------------------------------------------------------

             The terms of the long-term debt agreements contain, among other things, restrictions relating to the creation of debt, liens, investments, disposition of assets, mergers and consolidations, purchase of shares, acceleration of debt payments, maintenance of equity to debt ratio is, and the payment of dividends. In 1996 the Company elected to exercise its option to double the annual installment payments on the 9.59% and 9.64% notes. Under the most restrictive provisions, the amount of consolidated retained earnings available for preferred and common stock dividends at December 31, 1996 was approximately $9,455,000.

             Maturities of long-term notes and capital leases for the next five years are as follows: 1997 -- $2,939,000; 1998 -- $2,694,000; 1999 -- $4,025,000; 2000 --
          $2,525,000, and 2001 -- $2,525,000.

                        (3) REDEEMABLE PREFERRED STOCK

             In November 1991 the Company authorized the creation of 2,000,000 shares of $1.40 cumulative preferred stock (Preferred Stock). The Company issued one share of Preferred Stock for each share of common stock outstanding on December 16, 1991. The Preferred Stock was recorded at its estimated value of $15 per share at the date of distribution.

             The Preferred Stock is subject to mandatory redemption at $15 per share over a ten-year period beginning January 1, 2018. Additionally, commencing January 1, 1997, all or part of the outstanding preferred stock is redeemable at the option of the Company provided that 66-2/3% of preferred shareholders approve such redemption.

                               (4) INCOME TAXES

            Income tax expense for 1996 and 1995 consisted of the following (in thousands):

                                              1996       1995
          -----------------------------------------------------
          Current:
            Federal                        $   523    $  1,232
            State                              201         289
          -----------------------------------------------------
                                               724       1,521
          Deferred                           3,093       1,778
          Amortization of deferred             (76)        (76)
            investment tax credits
          -----------------------------------------------------
                                           $ 3,741    $  3,223
          -----------------------------------------------------

             In 1996 the Company received approval from the Internal Revenue Service to change its tax accounting method for cost of removal. The change in method which is effective for the tax year beginning January 1, 1994 created a combination of timing differences and current tax benefits. Deferred taxes have been recorded recognizing the timing differences.

             The primary difference between the Company's income tax expense at the federal statutory rate of 34% and the effective tax rate is state income taxes, and the reduction in current tax expense resulting from the 1996 approved change in tax accounting method.

                             (5) RETIREMENT PLANS

             Effective January 1, 1996, two noncontributory defined benefit plans sponsored by the Company were merged to form one plan. The Company funds accrued pension costs subject to limitations included in the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Net pension (income) cost for the pension plan(s) for 1996 and 1995 includes the following components (in thousands):

                                                 1996        1995
          --------------------------------------------------------
          Service cost                        $   809     $   618
          Interest cost                         1,679       1,575
          Return on assets (includes           (3,734)     (4,748)
            insurance contract settlement)
          Net amortization and deferral         1,229       2,814
          --------------------------------------------------------
          Net pension (income) cost           $   (17)    $   259
          --------------------------------------------------------

             The assumptions used by the pension plan(s) in determining the actuarial present value of the plan's benefit obligations are as follows:

                                            1996       1995
          -------------------------------------------------
          Discount rate                     7.75%      7.0%
          Amortization of deferred             5%        5%
            investment tax credits
          -------------------------------------------------

             The funded status of the pension plan(s) at December
          31, 1996 and 1995 is as follows (in thousands):

                                                   1996        1995
          ------------------------------------------------------------
          Vested benefit obligation              $ 15,622    $ 19,087
          ------------------------------------------------------------
          Accumulated benefit obligation           16,619      20,410
          Additional benefits related to
            future compensation levels              3,947       3,864
          ------------------------------------------------------------
          Projected benefit obligation             20,566      24,274
          Plan assets at fair value               (24,984)    (25,009)
          ------------------------------------------------------------
                                                   (4,418)       (735)
          Unrecognized transition amount                        1,263
          Unrecognized net gain                       958         466
          Unrecognized prior service cost           4,385        (668)
          ------------------------------------------------------------
                                                     (615)
          Accrued pension cost                   $    310    $    326
          ------------------------------------------------------------

             The Company also sponsors an unfunded nonqualified Supplemental Executive Retirement Plan (SERP) which provides additional retirement benefits to certain employees. Effective February 1, 1996, the Company established an unfunded nonqualified retirement program for the benefit of its Board of Directors. The actuarially determined benefit obligation for the two nonqualified plans was $433,000 at December 31, 1996 and $282,000 at December 31, 1995. Net expense related to these plans was $229,000 in 1996 and $60,000 in 1995.
          Benefit payments under both plans are made directly by the Company to plan participants or their beneficiaries.

             In 1996 the Company discontinued an investment contract with an insurance company that was used to manage approximately $7,000,000 of pension assets. At the time the contract was discontinued, there were approximately $2,700,000 of outstanding guaranteed annuities under the contract. The insurance company issued certificates to retirees to guarantee their pension benefits under the program; the balance of the pension assets were transferred to an investment manager for reinvestment. Settlement of the investment contract resulted in a reduction of $343,000 to 1996 pension cost.

             In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees of one subsidiary. These benefits are provided through an insurance company, and substantially all of the subsidiary's employees will become eligible for them if they reach their retirement age while working for the subsidiary. Up to and including December 31, 1994, the subsidiary recognized the cost of providing these benefits for retirees on the "pay as you go" basis.

             In the first quarter of 1995, the Company adopted the provisions of Statement of Accounting Standards No. 106 (FAS 106). Employers' Accounting for Postretirement Benefits Other than Pensions (PBOPs), issued by the Financial Accounting Standards Board in December 1990. FAS 106 requires the expected cost of PBOPs to be recognized on an accrual basis as employees perform services to earn the benefits. Also, during the first quarter of 1995, the company filed a rate increase request with the PUC, which among other things, sought authorization for the recognition in rates of the cost of PBOPs on an accrual basis instead of "pay as you go" basis. On September 27, 1995, the PUC adopted an order authorizing an increase in the Company's rates and the recovery of the cost of PBOPs in accordance with FAS 106. The Company recorded a liability of $435,000 and an associated regulatory asset representing the estimated FAS 106 costs incurred from January 1, 1995 to September 27, 1995 and began a five-year amortization of these costs in October 1995. The Pennsylvania Office of Consumer Advocate appealed the PUCs decision.

            On February 7, 1997 the Commonwealth Court ordered that the appeal be reargued before the entire court. In the opinion of management, the decision of the court will not have a material adverse effect on the Company.

             The Company has established trust funds for the deposit of FAS 106 costs being recovered through its rates. Net periodic PBOP expense in 1996 and 1995 consists of the following components (in thousands):

                                             1996        1995
          ----------------------------------------------------
          Service cost                     $    93      $  80
          Interest cost                        555        530
          Return on assets                     (66)       --
          Net amortization and deferral        431        310
          ----------------------------------------------------
          Net periodic postretirement      $ 1,013      $ 920
             benefit expense
          ----------------------------------------------------

             The funded status of the plan at December 31, 1996 and 1995 is as follows (in thousands):

                                                   1996       1995
          ---------------------------------------------------------
          Accumulated postretirement benefit
          obligation (APBO)
            as of December 31, 1996 and 1995:
            Fully eligible active employees      $ 1,803    $ 1,853
            Other active employees                 1,743      1,791
            Retirees                               4,292      4,409
          ----------------------------------------------------------
                                                   7,838      8,053
          Plan assets at fair value               (1,157)      (260)
          ----------------------------------------------------------
          Accumulated obligation in excess
            of plan assets                         6,681      7,793
          Unrecognized net transition
            obligation                            (5,640)    (5,950)
          Unrecognized net loss                     (778)    (1,523)
          ----------------------------------------------------------
          Accrued postretirement benefit cost    $   263    $   320
          ----------------------------------------------------------

             The discount rate used in determining the benefit obligation was 7.75% for 1996 and 7.0% for 1995. Annual rates of increase in the per capita cost of covered health care benefits of 10.6% and 11.8% were assumed for 1996 based on the age of plan participants. The Company assumed rates for 1995 were 11.2% and 12.5%. The rates were assumed to decrease gradually to 5.5% over ten years in both 1996 and 1995 and remain level thereafter. The health care cost trend rate assumption has a significant effect on amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the APBO as of December 31, 1996 by $386,000 and the net periodic postretirement benefit expense for the year then ended by $30,000. As of December 31,1995, the APBO would increase $396,000 and the net periodic postretirement benefit expense would increase $29,000 if a one percentage point increase in the health care cost trend rates was assumed.

                            (6) REGULATORY MATTERS

             Order 636 issued by FERC in 1992 substantially changed the regulations governing the operations and services provided by interstate pipeline companies. The Order requires the interstate pipelines to separately charge for services such as storage and transportation, which were historically bundled as part of the traditional merchant gas sales service they offered. The regulated services available from interstate pipelines no longer include the aggregation of gas supplies from producers. Instead, the Company is responsible for securing its gas supply requirements through negotiated, unregulated transactions.

             The interstate pipelines interconnected with the Company's system implemented Order 636 in 1993. All of the Company's pipeline suppliers have implemented plans approved by the FERC to recover from their customers, including the Company, 100% of transition costs prudently incurred in complying with Order 636. The amount and duration of transition costs is different for each supplier. The Company has received authorization from the PUC to recover all transition costs billed by the pipelines.

             A $5,712,000 refund to its customers was included in the Company's annual purchased gas cost filing submitted to the PUC on August 31, 1995. Included in the refund was approximately $2,600,000 deferred in 1994 plus interest. The PUC granted the Company authorization to refund the amount as a lump-sum bill credit during December 1995. The balance of $2,969,000 was included as a refund in rates charged to customers during the period November 1, 1995 through November 30, 1996.

             Revised rates for the recovery of the Company's purchased gas costs were approved by the PUC effective December 1, 1996. the Company and the parties who participated in purchased gas cost proceedings agreed that $895,000 of cost for pipeline capacity that the Company would not need to meet its firm sales requirements during the next three winters (stranded costs) could be claimed through rates established under a different docket. The Company's filing in support of the recovery of these stranded costs has been suspended by the PUC until July 1, 1997 in order to consider the formal complaints filed by various parties. The Company is recording the pipeline capacity costs as a liability and an offsetting regulatory asset representing the expected recovery of these costs from its customers.

             On January 27, 1995, the Company filed a rate increase request with the PUC seeking an increase in annual revenues of $5,022,000. The filing covered approximately half of the Company's utility customers. On September 27, 1995, the PUC adopted an order authorizing an increase in annual operating revenues of $2,247,000 effective on one day's notice for service rendered after September 27, 1995. The annual increase includes an allowance for the recovery of the cost of postretirement benefits other than pensions (PBOPs) calculated in accordance with FAS 106, including recovery and amortization over five years of such costs deferred from January 1, 1995 to September 27, 1995. The Pennsylvania Office of Consumer Advocate appealed the PUC's decision allowing recovery of the deferred costs. The amount at issue is $435,000. On February 7, 1997, the Commonwealth Court ordered the appeal to be reargued before the entire court. In the opinion of management the decision of the court will not have a material adverse effect on the Company.

             On February 27, 1996, the Company's two wholly owned public utility subsidiaries filed a request with the PUC for an increase in annual revenues of $10,955,000 and authorization to consolidate the tariffs of the two subsidiaries into one tariff and one set of rates. In October 1996, final approval of a settlement resolving the issues was received from the PUC. Under the settlement, the Companies were permitted to consolidate their tariffs and increase their rates to produce additional annual operating revenues of $6,725,000.

             Gas supply cost, including contracts with pipelines for delivery service (capacity cost), storage service and the cost of natural gas purchased for sale and delivery to customers is the Company's largest cost. The Company's tariffs provide for the recovery of these costs subject to regulatory review and approval. Rates to recover gas supply costs are based on projections of the volume of gas the Company will purchase; the cost of these purchases and the amount of gas its sales customers will use Deviations between such projections and actual experience cause over or under recovery of the costs from customers which are adjusted in the Company's filings with the PUC and either refunded or collected. At December 31, 1996 the Company's rates for the recovery of gas costs plus its rates authorized to recover pipeline transition costs resulted in undercollection from customers of $370,000. At December 31, 1995 the Company overcollected gas and transition costs in the amount of $3,080,000 which has been paid back to the customers with interest.

                      (7) COMMITMENTS AND CONTINGENCIES

             The Company and its subsidiaries are present or past owners of approximately twenty-six (26) properties on which manufactured gas plants (MGP) were located. In October 1993, the Company and the Pennsylvania Department of Environmental Protection (PADEP) signed a Consent Order and Agreement (COA) for the environmental assessment of twenty (20) of the Company's twenty-one
          (21) MGP sites located in Pennsylvania, which at the time were under the Company's control. (The one such Pennsylvania MGP site not covered by the COA was the Brodhead Creek Superfund Site which is the subject of separate agreements with the United States Environmental Protection Agency (USEPA).)

             On March 27, 1996, the Company, North Penn Gas Company (North Penn), a wholly owned subsidiary of the Company, and PADEP signed a new COA (1996 COA). This agreement, except for certain provisions which have been incorporated by reference, supersedes the 1993 COA. The 1996 COA provides that from 1996 through the year 2011 the Company will perform a minimum amount of work per year to investigate, and where necessary, clean up twenty
          (20) MGP sites and that North Penn will plug all of its non-producing wells. The 1996 COA has a term of fifteen
          (15) years, but may be terminated by either party after five (5) years.

             Progress on the investigation, clean-up and well plugging activities covered by the 1996 COA will be measured through a point system, which is based on addressing the highest risks earlier in the process. In any year in which the Company's and North Penn's environmental costs defined by the 1996 COA exceed $1,750,000 (Environmental Cost Cap), the Company will not be required to achieve the minimum required points except that North Penn must meet the well plugging schedule set forth in the agreement regardless of whether the minimum required points or the Environmental Cost Cap are reached. The point system gives the Company and North Penn some flexibility in determining the activities to be undertaken in a given year, however, the 1996 COA does not relieve or limit the Company's or North Penn's obligation to comply with applicable statues or regulations. The Company and North Penn satisfied the 1996 COA's minimum point requirement during 1996 and PADEP has approved the Company's 1997 annual plan.

             North Penn's estimate of the cost to plug the wells covered by the 1996 COA is $4,038,000. After recognizing North Penn's estimated well plugging cost, the Company allocated the balance of the Environmental Cost Cap to MGP site activities for the purposes of estimating the related total commitment under the 1996 COA. The estimated present value of the portion of the Environmental Cost Cap allocated to MGP site activities plus oversight cost reimbursements owed to PADEP during the term of the agreement is $15,728,000 at December 31, 1996 and $16,333,000 at December 31, 1995. The estimated present value was determined based on interest rates for United States Treasury obligations with maturities that coincide with the term of the 1996 COA.

             The Company has adopted the present value of its estimated total Environmental Cost Cap under the 1996 COA as the low end of the rate of costs that may be incurred in connection with MGP site activities. A liability of $15,728,000 and an associated regulatory asset of $15,115,000 have been recorded at December 31, 1996. A liability of $16,333,000 and an associated regulatory asset of $15,891,000 were recorded at December 31, 1995. The Company's actual costs will depend on a number of factors including actual site conditions determined through the site assessment process, changing technology, government statutes and regulations, success in pursuing claims against and finalizing cost sharing arrangements with other potentially responsible parties and recoveries from insurers. At December 31, 1996, the Company estimated a range of environmental liability for the MGP sites of $9,517,000 to $38,702,000. At December 31, 1995 the estimated range was $11,300,000 to $48,300,000.

             In September 1994, the Company initiated a suit against some of its insurers seeking defense and/or indemnification from the insurers against claims involving former MGP sites. The insurers have answered the Company's complaint, the parties have exchanged documents and have entered the discovery phase.

             Localized minor amounts of petroleum hydrocarbon impacted soils have been identified in the process of removing and abandoning equipment at a former compressor station site. The removal and abandonment project was undertaken in accordance with a plan approved by state and federal environmental agencies. A plan to remediate the impacted soil is scheduled to be developed and implemented in 1997. With respect to the Brodhead Creek Superfund Site, the USEPA has concluded removal of groundwater contamination is technically impracticable and that certain wells should be periodically monitored and pumped unless and until new technology becomes available. The costs incurred by the Company for work related to the impacted soils and Brodhead Creek will be counted against the Environmental Cost Cap included in the 1996 COA.

             The Company has received authorization from the PUC to capitalize environmental and clean-up expenditures and well plugging costs for accounting and ratemaking purposes and to amortize such expenditures over five (5) years. The Company expects the PUC will continue to authorize the recovery of such expenditures associated with MGP sites previously or currently owned by its utility subsidiaries and the costs of plugging wells through the rates the Company charges for its services.

             Accruals sufficient to provide for the minimum range of costs associated with non-utility sites have been charged to expense. At December 31, 1996 the amount accrued was $613,000 compared to $442,000 at December 31, 1995. Additional investigation and remediation may be required at the sites in the future, however, the scope of these activities cannot be determined and therefore any related cost has not been accrued.

                               (8) COMMON STOCK

             The Company has a Stock Option Agreement under which 14,350 shares were granted in 1992. The options are exercisable on a pro rata basis during a seven-year period commencing in 1995. There are 4,019 options outstanding at December 31, 1996 exercisable at a price of $52.27 per share.

                   (9) FAIR VALUE OF FINANCIAL INSTRUMENTS

             The carrying amount of current assets and liabilities which are considered financial instruments approximates their fair value as of the dates presented. The carrying amounts and estimated fair values of the Company's long-term financial liabilities as of December 31, 1996 are as follows (in thousands):

                                   Carrying        Estimated
                                    amount        fair value
          --------------------------------------------------
          Long-term debt          $ 51,625         $ 54,105
          Preferred Stock           10,764           13,634
          --------------------------------------------------

             The fair value of long-term debt and preferred stock has been estimated based on market rates for similar instruments with approximately the same maturities. Management believes that the prepayment provisions of the Company's long-term debt do not make it economically feasible to refinance the debt at this time.


                                                  SUMMARY OF FINANCIAL DATA

          (in thousands, except
            per share data)
          Year ended December 31               1996         1995          1994       1993         1992
          -----------------------------------------------------------------------------------------------
          Operating revenues                $ 113,507    $ 105,647    $ 123,410   $ 115,812    $ 105,603
          Cost of sales                        51,893       48,675       67,188      63,432       58,978
          Other operating expenses             50,287       47,644       46,035      42,940       39,824
          -----------------------------------------------------------------------------------------------
          Operating income                     11,327        9,328       10,187       9,440        6,801
          Interest expense                      4,362        4,731        4,347       4,320        3,864
          Other (income) expense                 (429)      (1,102)         135        (185)         (28)
          -----------------------------------------------------------------------------------------------
          Income before cumulative
            effect of a change in
            accounting principle                7,394        5,699        5,705       5,305        2,965
          Cumulative effect on prior
            years (to December 31, 1994)
            of change to record unbilled
            revenue, net of tax                  --            378         --          --           --
          -----------------------------------------------------------------------------------------------
          Net income                        $   7,394    $   6,077    $   5,705   $   5,305    $   2,965
          -----------------------------------------------------------------------------------------------
          Earnings per common share
            (based on weighted average
            number of shares
            outstanding)                    $    8.90    $    7.07    $    6.55   $    5.99    $    2.73
          -----------------------------------------------------------------------------------------------
          Cash dividends per preferred
            share                           $    1.40    $    1.40    $    1.40   $    1.40    $    1.40
          -----------------------------------------------------------------------------------------------
          Cash dividends per common
            share                           $    2.40    $    2.00          $--         $--          $--
          -----------------------------------------------------------------------------------------------
          Total assets                      $ 196,465    $ 184,277    $ 174,367   $ 159,236    $ 147,608
          -----------------------------------------------------------------------------------------------
          Property, plant, and equipment,
             net                            $ 141,292    $ 132,602    $ 122,897   $ 115,237    $ 108,369
          -----------------------------------------------------------------------------------------------
          Capitalization:
             Stockholders' equity           $  66,745    $  62,078    $  58,441   $  53,741    $  49,441
             Redeemable preferred stock        10,764       10,764       10,764      10,764       10,764
             Long-term debt                    51,694       55,644       58,904      34,995       56,359
          -----------------------------------------------------------------------------------------------
          Revolving line of credit, notes
             payable and long-term debt       129,203      128,486      128,109      99,500      116,564
             payable within one year           10,439        3,568        2,266      24,395        2,055
          -----------------------------------------------------------------------------------------------
                                            $ 139,642    $ 132,054    $ 130,375   $ 123,895    $ 118,619
          -----------------------------------------------------------------------------------------------

                                                       OPERATING STATISTICS

          Year ended December 31        1996         1995       1994        1993       1992
          ------------------------------------------------------------------------------------
          Operating revenues
          (in thousands)
            Utility:
              Sales:
                Residential          $ 47,914    $ 40,025    $ 47,377    $ 42,358    $ 35,025
                Commercial             25,418      25,990      29,183      25,936     20,70 6
                Industrial             10,681      11,339      20,124      21,039      21,437
                Resale                     49         222         682       1,120       1,659
          ------------------------------------------------------------------------------------
                                       84,062      77,576      97,366      90,453      78,827
              Storage                   6,157       5,570       5,101       5,167       6,164
              Transportation            8,897       8,458       6,899       6,883       6,454
              Other                       677       1,483         843         583         558
          ------------------------------------------------------------------------------------
                                       99,793      93,087     110,209     103,086      92,003
            Liquefied petroleum        12,294      11,009      11,648      11,359      11,909
          ------------------------------------------------------------------------------------
                                      112,087     104,096     121,857     114,445     103,912
            Merchandise                 1,420       1,551       1,553       1,367       1,691
          ------------------------------------------------------------------------------------
          Total                      $113,507    $105,647    $123,410    $115,812    $105,603
          ------------------------------------------------------------------------------------
          Throughput -- DTH:
          (in thousands)
            Utility:
              Sales:
                Residential             7,316       6,513       6,790       6,597       6,470
                Commercial              4,500       4,737       4,865       4,643       4,318
                Industrial              2,282       2,303       4,017       4,423       5,090
                Resale                     11          64         161         307         403
          ------------------------------------------------------------------------------------
                                       14,109      13,617      15,833      15,970      16,281
              Transportation           12,666      13,071       9,613       9,177       9,589
          ------------------------------------------------------------------------------------
                                       26,775      26,688      25,446      25,147      25,870
            Liquefied petroleum           841         830         865         857         893
          ------------------------------------------------------------------------------------
          Total                        27,616      27,518      26,311      26,004      26,763
          ------------------------------------------------------------------------------------
          Customers:
            Utility:
              Sales:
                Residential            61,504      60,688      59,130      58,068      57,199
                Commercial              8,954       8,865       8,655       8,694       8,361
                Industrial                302         323         342         356         369
                Resale                      2           2           3           3           3
          ------------------------------------------------------------------------------------
                                       70,762      69,878      68,130      67,121      65,932
              Transportation              124         118          92          62          43
          ------------------------------------------------------------------------------------
                                       70,886      69,996      68,222      67,183      65,975
            Liquefied petroleum        28,021      28,260      29,935      30,338      31,197
          ------------------------------------------------------------------------------------
          Total                        98,907      98,256      98,157      97,521      97,172
          ------------------------------------------------------------------------------------
          Total degree days             5,494       5,223       5,411       5,352       5,204
          ------------------------------------------------------------------------------------
          Percent of degree days
            to thirty-year average      102.7%       97.7%      101.2%      100.1%       97.3%
          ------------------------------------------------------------------------------------




               [PHOTOGRAPHS OF BOARD OF DIRECTORS OMITTED]

                            ------------------
                            Board of Directors
                            ------------------

                            Carol W. Gates (2)
                    Oxford Advisory Board, Fulton Bank

                            Terry H. Hunt (1)
         President and CEO, Penn Fuel Gas, Inc. and subsidiaries
                        Director, UTI Energy Corp.

                        Marilyn Ware Lewis (1)(3)
               Chairman, American Water Works Company, Inc.
                       Director, CIGNA Corporation

                           W. Kirk Liddell (2)
                   President and CEO, Irex Corporation
                     Director, High Industries, Inc.
           Director, CoreStates Central/Northern Regional Board

                        Loren D. Mellendorf (2)(3)
   Retired Executive Vice President, American Water Works Company, Inc.

                           John H. Ware, IV (2)
       Director, Subsidiaries of American Water Works Company, Inc.

                          Paul W. Ware (1)(2)(3)
              Chairman, Penn Fuel Gas, Inc. and subsidiaries
               Director, American Water Works Company, Inc.
                     Director, The York Water Company

                          Richard P. Wild (1)(3)
                     Partner, Dechert Price & Rhoads

         Committees: (1) Executive Committee (2) Audit Committee
                        (3) Compensation Committee




                          ---------------------
                          Corporate Information
                          ---------------------

                       PENN FUEL GAS, INC. OFFICERS

                              Terry H. Hunt
                  President and Chief Executive Officer

                          George C. Rhodes, Sr.
        Senior Vice President, Utility Operations and Engineering

                           Ronald J. Frederick
            Vice President, Human Resources and Administration

                            Edward L. McCusker
                       Vice President and Treasurer

                            Charles C. Rogala
                    Vice President, Utility Operations

                              George W. Ruth
                        Vice President, Gas Supply

                             Eleanor R. Ross
                                Secretary

                             John P. Nitsche
                           Assistant Secretary


                               SUBSIDIARIES

                              PFG Gas, Inc.

                          North Penn Gas Company


                              STOCK TRANSFER

                           Penn Fuel Gas, Inc.
                 55 South Third Street, Oxford, PA 19363
                        Attention: Eleanor R. Ross


                              ANNUAL MEETING

            The annual meeting of shareholders will be held at
       The Eden Resort Inn, 222 Eden Road, Lancaster, Pennsylvania
                  on Tuesday, May 27, 1997 at 9:00 a.m.
               Notice of the meeting and proxy are enclosed
                       for holders of common stock.

      This report, including financial statements contained herein, is submitted for the general information of shareholders of the
            Company and not in connection with any sale, offer for sale, or solicitation of any offer to purchase any securities.




                           -------------------
                           Penn Fuel Gas, Inc.
                           -------------------

                          55 South Third Street
                             Oxford, Pa 19363
                              (610) 932-2000